Putnam Investments
One Post Office Square
Boston, MA 02109
April 25, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re:	Comments on Post-Effective Amendment No. 276 to the Registration Statement on Form
N-1A (File No. 811-07513) (the “Registration Statement”) of Putnam Funds Trust (the
“Registrant”), filed with the Securities and Exchange Commission (the “Commission”)
on March 1, 2018 (the “485(a) Amendment”), with respect to its series, Putnam Fixed
Income Absolute Return Fund (formerly Putnam Absolute Return 300 Fund) and Putnam
Multi-Asset Absolute Return Fund (formerly Putnam Absolute Return 700 Fund) (each a
“Fund,” and collectively the “Funds”)

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to Caitlin Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds, and to Timothy Cormier of Ropes & Gray LLP, counsel to the Funds, on behalf of the Staff of the Commission (the “Commission Staff”) on April 18, 2018 regarding the 485(a) Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the Registrant’s responses. These responses will be reflected in Post-Effective Amendment No. 281 to the Registration Statement (the “485(b) Amendment”), filed with the Commission on or around the date hereof. References to page numbers or specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding page numbers and text of the 485(a) Amendment, as indicated.

General Comments

1. Comment: The Registration Statement must be finalized with all brackets removed and all material information provided.

Response: The Registrant confirms that it will revise the Registration Statement to remove all brackets and provide all material information.

2. Comment: Please review the comments provided by the Commission Staff to Post-Effective Amendment No. 59 to the registration statement on Form N-1A (File No. 811-05346) of Putnam Variable Trust, with respect to its series Putnam VT Multi-Asset Absolute Return Fund (“VT MAAR”) filed with the Commission on February 26, 2018 (the “VT MAAR 485(a) Amendment”), that relate to VT MAAR’s principal investment strategies and related risks. To the extent appropriate, please revise the description of each Fund’s principal investment strategies and related risks to reflect those comments.

Response: The Registrant confirms that it has reviewed the Commission Staff’s comments to the VT MAAR 485(a) Amendment that relate to VT MAAR’s principal investment strategies and related risks and, to the extent appropriate, has revised the description of each Fund’s principal investment strategies and related risks to reflect those comments.

Putnam Fixed Income Absolute Return Fund

Prospectus

3. Comment: The footnotes to the “Shareholder fees” table state that the contingent deferred sales charge (“CDSC”) applicable to Class A shares applies only to certain redemptions of shares bought with no initial sales charge, that the CDSC applicable to Class B shares is phased out over two years and that the CDSC applicable to Class C shares is eliminated after one year. Please consider providing additional information regarding these CDSCs or a cross-reference to the section of the Prospectus in which such information appears in the lead-in paragraph to the “Shareholder fees” table.

Response: The Registrant believes that the footnotes to the Fund’s “Shareholder fees” table regarding the applicability of the CDSC to Class A, Class B and Class C shares are consistent with the requirements of Item 3 of Form N-1A. The Registrant notes that, pursuant to Instruction 2(a)(i) to Item 3 of Form N-1A, the Fund may (but is not required to) include in a footnote to the table a tabular presentation showing the amount of CDSC over time or a narrative explanation of the CDSC. The Registrant notes that, consistent with the requirements of Item 12(a)(2) of Form N-1A, further information regarding the applicability of the CDSC charged to Class A, Class B and Class C shares is provided under the heading “Deferred sales charges for class B, class C and certain class A shares” in the section “How do I sell or exchange fund shares?” Consistent with the Commission Staff’s general recommendation in IM Guidance Update No. 2014-08, the Registrant respectfully declines to add a cross-reference to that section in the footnotes or lead-in paragraph to the “Shareholder fees” table in order to avoid unnecessary complexity in the summary section of the Prospectus.

4. Comment: Please confirm supplementally that the Fund’s management fee will continue to be subject to an adjustment based on the Fund’s performance relative to the ICE BofAML U.S. Treasury Bill Index plus 300 basis points after the Fund’s name change.

Response: The Registrant confirms that the Fund’s management fee will continue to be subject to an adjustment based on the Fund’s performance relative to the ICE BofAML U.S. Treasury Bill Index plus 300 basis points.

5. Comment: The Commission Staff notes that a fund with “fixed income” in its name is required by Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), to have an investment policy requiring the fund to invest at least 80% of its net assets in fixed income securities. Please include such a policy in the 485(b) Amendment, as well as an explanation of how the Registrant defines fixed income securities for the Fund.

Response: The requested changes have been made.

6. Comment: Please confirm supplementally that any derivatives counted towards meeting the Fund’s 80% investment policy referenced above have economic characteristics similar to the fixed income securities described in the policy. In addition, please confirm supplementally that, for purposes of the 80% investment policy, all derivatives are valued on a marked-to-market basis when counted towards the Fund’s 80% investment policy.

Response: The Registrant confirms that, for purposes of compliance with the Fund’s 80% investment policy, derivatives will have economic characteristics similar to fixed income securities and will generally be valued on a marked-to-market basis. Separately, the Registrant confirms it would consider the notional value of a derivative to be a more appropriate measure of the Registrant’s investment exposure than the market value of such derivative only in extraordinary circumstances.

7. Comment: The Commission Staff notes that the description of the Fund’s principal investment strategies on page 4 contemplates investments in fixed income securities. Please confirm supplementally whether the Fund’s investments in fixed income securities are subject to any restrictions based on the maturity or duration of those investments.

Response: The Registrant confirms that the Fund’s investments in fixed income securities are not subject to any restrictions based on the maturity or duration of those investments.

8. Comment: The Commission Staff observes that the Fund may invest in commercial mortgage-backed securities (“CMBS”). Please provide supplementally the percentage of net assets that the Fund has invested historically in below-investment grade CMBS.

Response: As of April 19, 2018, 9.6% of the net assets of the Fund were invested in below-investment grade mortgage-backed securities, including long and short CMBS derivatives.

9. Comment: The Commission Staff notes that the description of the Fund’s principal investment strategies beginning on page 4 contemplates investments in derivatives. Please consider including more detail regarding how and why derivative instruments will be used to implement the Fund’s strategy.

Response: The principal investment strategy disclosure provides that the portfolio management team will use “derivatives to a significant extent to obtain or enhance exposure to the fixed-income sectors and strategies mentioned above, and to hedge against risk.” The Registrant believes that this is an accurate description of how and why derivative instruments will be used to implement the Fund’s strategy and respectfully declines to make any changes to the disclosure in question.

10. Comment: Please consider adding a heading or using bullet points for each risk factor discussed under the heading “Risks.”

Response: The Registrant respectfully declines to make this change. The Registrant believes that the Registrant’s narrative risk disclosure provided under the heading “Risks” is appropriate in light of the requirements of Item 4(b)(1) of Form N-1A.

11. Comment: The fourth paragraph under the heading “Risks” states that international investments “may be or become illiquid.” Please confirm supplementally that the Fund will invest no more than 15% of net assets in illiquid securities.

Response: The Registrant confirms that, consistent with a non-fundamental investment policy described in the Fund’s Statement of Additional Information, the Fund will not invest in (a) securities which are not readily marketable, (b) securities restricted as to resale (excluding securities determined by the Trustees of the Fund (or the person designated by the Trustees of the Fund to make such determinations) to be readily marketable), and (c) repurchase agreements maturing in more than seven days, if, as a result, more than 15% of the Fund's net assets (taken at current value) would be invested in securities described in (a), (b) and (c).

12. Comment: Please review the derivatives risks disclosure under the heading “Risks” on page 5 and under the heading “Derivatives” on pages 14-15 and confirm that the discussions are appropriately tailored to the risks associated with the types of derivatives the Fund intends to use as part of its principal investment strategies.

Response: The Registrant has reviewed the derivatives risk disclosure referenced above, and confirms that the disclosure is appropriately tailored to the risks associated with the types of derivatives the Fund intends to use as part of its principal investment strategies.

13. Comment: The Commission Staff notes that the ICE BofAML U.S. Treasury Bill Index and the ICE BofAML U.S. Treasury Bill Index plus 300 basis points are the first indices listed in the “Average Annual Total Returns” table on page 7. Please note the Commission Staff’s view that the returns of the broad-based securities market index required by Item 4(b)(2)(iii) of Form N-1A should be listed before the returns of any additional indices shown in the “Average Annual Total Returns” table. Please re-order the indices shown in the table consistent with this view or explain supplementally why the current order is appropriate. In addition, please consider whether it is appropriate to continue to show the returns of the ICE BofAML U.S. Treasury Bill Index plus 300 basis points in light of the Fund’s principal investment strategies. Please also consider disclosing in a narrative accompanying the “Average Annual Total Returns” table additional information about the why the U.S. Treasury bill index has been included.

Response: The Registrant believes that it continues to be appropriate to include the returns of the ICE BofAML U.S. Treasury Bill Index plus 300 basis points in the Fund’s “Average Annual Total Returns” table because the Fund’s performance fee is calculated in relation to that index plus 300 basis points, and this index plus 300 basis points represents the targeted risk/return profile of the Fund over time. The Registrant has re-ordered the indices shown in the table to list the returns of the Bloomberg Barclays U.S. Aggregate Bond Index and the S&P 500 Index before the returns of the ICE BofAML U.S. Treasury Bill Indices. In addition, the Registrant has added a description of the ICE BofAML U.S. Treasury Bill Indices in the footnotes to the performance table.

14. Comment: Please review the comments provided by the Commission Staff to the Fund’s Summary Prospectus and carry over any applicable comments to the Statutory Prospectus.

Response: The Registrant confirms that it has carried over, as appropriate, any applicable comments.

15. Comment: On page 10, the paragraph under the sub-heading “Independent global fixed-income strategies” states that the Fund may allocate investments to “below-investment-grade sub-sectors” within the credit sector. Please disclose that below-investment-grade bonds are also referred to as “junk bonds” and are speculative in nature.

Response: The Registrant respectfully declines to make this change, as this disclosure is already included on pages 4 and 5 in the “Fund summary” section.

16. Comment: The Commission Staff notes that the last sentence on page 14 states that the “fund’s investment in derivatives may be limited by its intention to qualify as a regulated investment company.” Please clarify which types of derivatives are being referred to in this sentence.

Response: The Registrant respectfully declines to make this change. Although the Fund’s intention to qualify as a regulated investment company theoretically imposes a limitation on the Fund’s ability to invest in certain derivatives, given the Fund’s investment strategy, the Registrant does not believe that the Fund’s intention to qualify as a regulated investment company imposes any practical limitations on the Fund’s ability to invest in any particular derivatives. The Registrant therefore does not believe that any further disclosure is warranted.

17. Comment: Please consider clarifying which derivatives are “leveraged” in the first paragraph on page 15 under the heading “Derivatives.”

Response: The Registrant confirms that any of the derivatives held by the Fund may be leveraged and, therefore, declines to further specify which derivatives may be leveraged.

18. Comment: Please consider clarifying whether the risks listed under the sub-heading “Additional risks” on p. 15 are principal risks of investing in the Fund.

Response: The Registrant notes that Item 9(c) of Form N-1A requires a fund to disclose the “principal risks of investing in the [f]und, including the risks to which the [f]und’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the [f]und’s net asset value, yield or total return.” The Registrant confirms that the risks listed under the sub-heading “Additional risks” are responsive to Item 9(c) and does not believe that any further classification of these risks is required.

19. Comment: The Commission Staff notes that bank loans are listed under the sub-heading “Other investments” on page 15 and that as of the end of the Fund’s most recently completed fiscal year, approximately 8% of the Fund’s total net assets were invested in bank loans. Please confirm supplementally whether bank loans should be treated as a principal investment of the Fund and make any corresponding disclosure changes, as appropriate.

Response: The principal investment strategy disclosure in the Fund summary section of the Fund’s Prospectus provides that the Fund’s strategies may “include investments in the following asset categories […] (b) corporate credit: investment-grade debt, below-investment-grade debt (sometimes referred to as “junk bonds”), bank loans, convertible bonds and structured credit […]” (emphasis added). Accordingly, the Registrant will remove the reference to bank loans under the sub-heading “Other investments” on page 15.

20. Comment: Please confirm supplementally that the Fund’s total investments in non-fixed income securities, under normal circumstances, will account for no more than 20% of the Fund’s net assets, as required under the Fund’s 80% investment policy adopted pursuant to Rule 35d-1 under the 1940 Act.

Response: The Registrant confirms that, under normal circumstances, the Fund’s investments in non-fixed income securities will account for no more than 20% of the Fund’s net assets.

21. Comment: Under the heading “Changes in policies” on page 16, it is stated that the Trustees may change the Fund’s goal, investment strategies and other policies set forth in the Prospectus without shareholder approval, except as otherwise provided. Please consider explicitly stating where such exceptions are discussed.

Response: The Registrant confirms that any exceptions to the Trustees’ ability to change the Fund’s goal, investment strategies and other policies without shareholder approval would be disclosed in the Fund’s Prospectus and/or Statement of Additional Information. For example, the section “INVESTMENT RESTRICTIONS” in the Fund’s Statement of Additional Information clarifies that shareholder approval is required to change the Fund’s fundamental investment restrictions. Accordingly, the Registrant has revised the disclosure under the heading “Changes in policies” to clarify that the Trustees may change the Fund’s goal, investment strategies and other policies set forth in the Prospectus without shareholder approval, “except as otherwise provided in the prospectus or SAI.”

22. Comment: The Commission Staff requests that, if that the Fund’s portfolio turnover rate is expected to be greater than 100%, consider moving the sub-section titled “Portfolio turnover rate” on page 16 to be included with the discussion of the Fund’s other principal risks.

Response: The Registrant notes that portfolio turnover is not a principal investment strategy of the Fund, but we nonetheless have included risk disclosure concerning portfolio turnover in the Item 9 disclosure. Specifically, the Prospectus provides the following on page 16: “•Portfolio turnover rate. The fund’s portfolio turnover rate measures how frequently the fund buys and sells investments. A portfolio turnover rate of 100%, for example, would mean that the fund sold and replaced securities valued at 100% of the fund’s assets within a one-year period. The fund expects to engage in frequent trading. Funds with high turnover may be more likely to realize capital gains that must be distributed to shareholders as taxable income. High turnover may also cause a fund to pay more brokerage commissions and to incur other transaction costs (including imputed transaction costs), which may detract from performance. The fund’s portfolio turnover rate and the amount of brokerage commissions it pays and transaction costs it incurs will vary over time based on market conditions.”

Statement of Additional Information

23. Comment: The Commission Staff notes that investment restriction (8) on page I-5 prohibits the Fund from purchasing securities (other than securities of the U.S. government, its agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in any one industry. Please explain supplementally how the Registrant characterizes its investments in mortgage-backed securities for purposes of this investment restriction.

Response: Putnam Management has developed a system for classifying mortgage-backed securities based on the investment characteristics of different mortgage-backed securities. For example, commercial mortgage-backed securities are considered a single industry classification, while residential mortgage-backed securities have a number of industry classifications (home equity loans, housing loans, Veterans Administration loans, adjustable rate mortgages, etc.). Agency mortgage-backed securities are not included in any industry for purposes of the restriction given the exclusion in the Fund’s concentration policy of securities of the U.S. government, its agencies or instrumentalities.

24. Comment: Under the heading “Bank Loans” in the section “MISCELLANEOUS INVESTMENTS, INVESTMENT PRACTICES AND RISKS,” please consider adding disclosure clarifying that bank loans may be subject to greater settlement risks and that such settlement may take longer than seven days. Additionally, please consider addressing how the Registrant may meet any short-term liquidity needs that may result as an impact of a longer settlement period for bank loans. Please also note that these investments may not be considered “securities” and therefore may not have the protections afforded by the federal securities laws.

Response: The requested changes have been made.

Putnam Multi-Asset Absolute Return Fund

Prospectus

25. Comment: The Commission Staff notes that a footnote to the “Annual fund operating expenses” table states that other expenses for Class T shares are estimated based on expenses of Class A shares for the Fund’s last fiscal year. Please confirm supplementally why other expenses of Class T shares are based on Class A share expenses.

Response: The Registrant notes that Class T shares are not yet available for purchase and, therefore, have no expense information. Accordingly, other expenses for Class T shares were estimated based on Class A share expenses.

26. Comment: In light of the Fund’s portfolio turnover rate in its most recent fiscal year, please consider adding disclosure regarding the Fund’s use of active trading strategies to the description of the Fund’s principal investment strategies and principal risks.

Response: The Registrant notes that the description of the Fund’s principal investment strategies under the heading “Investments” in the “Fund summary” section states that the Fund pursues an alpha strategy, which “involves the potential use of active trading strategies designed to provide additional total return through active security selection, tactical asset allocation, currency transactions and options transactions.” The Registrant further notes that the description of the Fund’s principal risks under the heading “Risks” in the “Fund summary” section notes that “[o]ur alpha strategy may lose money or not earn a return sufficient to cover associated trading and other costs.” The Registrant believes that these disclosures appropriately describe the Fund’s use of active trading strategies and the potential associated risks to investors.

27. Comment: The Commission Staff notes that the description of the Fund’s principal investment strategies on page 4 contemplates investments in equity securities. Please confirm supplementally whether the Fund’s investments in equity securities are subject to any restrictions based on market capitalization of the issuer.

Response: The Registrant confirms that the Fund’s investments in equity securities are not subject to any restrictions based on the market capitalization of the issuer.

28. Comment: The Commission Staff notes that the ICE BofAML U.S. Treasury Bill Index and the ICE BofAML U.S. Treasury Bill Index plus 500 basis points are the first indices listed in the “Average Annual Total Returns” table on page 7. Please note the Commission Staff’s view that the returns of the broad-based securities market index required by Item 4(b)(2)(iii) of Form N-1A should be listed before the returns of any additional indices shown in the “Average Annual Total Returns” table. Please re-order the indices shown in the table consistent with this view or explain supplementally why the current order is appropriate. In addition, please consider whether it is appropriate to continue to show the returns of the ICE BofAML U.S. Treasury Bill Index plus 500 basis points in light of the Fund’s principal investment strategies. Please also consider disclosing in a narrative accompanying the “Average Annual Total Returns” table additional information about the why the U.S. Treasury bill index has been included.

Response: The Registrant believes that it continues to be appropriate to include the returns of the ICE BofAML U.S. Treasury Bill Index plus 500 basis points in the Fund’s “Average Annual Total Returns” table because the Fund’s performance fee is calculated in relation to that index plus 500 basis points, and this index plus 500 basis points represents the targeted risk/return profile of the Fund over time. The Registrant has re-ordered the indices shown in the table to list the returns of the Bloomberg Barclays U.S. Aggregate Bond Index and the S&P 500 Index before the returns of the ICE BofAML U.S. Treasury Bill Indices. In addition, the Registrant has added a description of the ICE BofAML U.S. Treasury Bill Indices in the footnotes to the performance table.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson
Counsel
Putnam Investments

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Tim Cormier, Esq., Ropes & Gray LLP

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